UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission file number: 001-38170

NEWATER TECHNOLOGY, INC.

(Registrant's name)

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

8 Lande Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On November 28, 2018, Newater Technology, Inc. (the “Company”), through its wholly-owned subsidiary Yantai Jinzheng Eco-Technology Co., Ltd. entered into a Share Purchase Agreement (the “Contract”) with Essence Venture Holdings Limited, a British Virgin Islands corporation and AMS Technologies, Int. (2012) Ltd., an Israel corporation (“AMS”) to acquire 100% of the equity interest of AMS for approximately $13.5 million. The Contract is subject to customary closing conditions. The foregoing description of the Contract is qualified in its entirety by reference to the Contract, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

In addition, on December 1, 2018 the Company issued a press release announcing its entry into the Contract to acquire AMS and the signing ceremony for the Contract. A copy of the press release is attached hereto as Exhibit 99.1.

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EXHIBIT INDEX

Number	Description of Exhibit
10.1	Share Purchase Agreement.
99.1	Press Release dated December 1, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWATER TECHNOLOGY, INC.

Dated: December 4, 2018	By:	/s/ Yuebiao Li
Yuebiao Li
Chairman and Chief Executive Officer

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